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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _________________________

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of: June 2005

                                    001-31609
                            (Commission File Number)

                            _________________________


                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                Form 20-F |X| Form 40-F |_|
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                       Yes |_| No |X|
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_____.


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


         On June 6, 2005, Telkom SA Limited ("Telkom"), issued an announcement to the JSE Securities Exchange, South Africa, notifying that it has declared Dividend No. 10 of 400 South African cents per share and a special dividend of 500 South African cents per share for the year ended March 31, 2005. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         On June 6, 2005, Telkom announced its annual results for the year ended March 31, 2005 to the JSE Securities Exchange, South Africa. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The annual results contain forward-looking statements regarding Telkom and Vodacom and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 6, 2005, Telkom issued summarized annual results for the year ended March 31, 2005. A copy of the summarized annual results are attached hereto as Exhibit 99.3 and are incorporated herein by reference. The summarized annual results contain forward-looking statements regarding Telkom and Vodacom and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 6, 2005, Telkom presented its annual results for the year ended March 31, 2005. A copy of the presentation is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The presentation of the annual results contains forward-looking statements regarding Telkom and Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 6, 2005, Vodacom Group (Proprietary) Limited ("Vodacom") (unlisted), in which Telkom has a 50% holding, announced its annual results for the year ended March 31, 2005. A copy of the announcement is attached hereto as
Exhibit 99.5 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 6, 2005, Vodacom issued summarized annual results for the year ended March 31, 2005. A copy of the summarized annual results are attached hereto as Exhibit 99.6 and are incorporated herein by reference. The summarized annual results contain forward-looking statements regarding Vodacom and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 6, 2005, Vodacom presented its annual results for the year ended March 31, 2005. A copy of the presentation is attached hereto as Exhibit
99.7 and is incorporated herein by reference. The presentation of the annual results contains forward-looking statements regarding Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

         On June 3, 2005, Vodacom and Virgin Group issued a press release announcing their intention to form a consortium to undertake a joint bid for a controlling stake in Nigeria's V-Mobile. A copy of the announcement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or by officers, directors or employees acting on behalf of Telkom, that are not statements of historical facts, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission related to VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

         You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in its expectations.

Exhibit   Description
-------   -----------


99.1 Announcement, dated June 6, 2005, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of dividends declared for the year ended March 31, 2005.

99.2 Telkom's announcement of its annual results for the year ended March 31,2005 to the JSE Security Exchange, South Africa, on June 6, 2005.

99.3 Telkom's summarized annual results for the year ended March 31, 2005 issued on June 6, 2005.

99.4 Telkom's presentation of its annual results for the year ended March 31, 2005 on June 6, 2005.

99.5 Vodacom's announcement of its annual results for the year ended March 31, 2005 on June 6, 2005.

99.6 Vodacom's summarized annual results for the year ended March 31, 2005 issued on June 6, 2005.

99.7 Vodacom's presentation of its annual results for the year ended March 31, 2005 on June 6, 2005.

99.8 Press release, dated June 3, 2005, issued by Vodacom, announcing the intention of Vodacom and Virgin Group to form a consortium to undertake a joint bid for a controlling stake in Nigeria's V-Mobile.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELKOM SA LIMITED



                                              By:/s/ Kaushik Patel
                                               ---------------------------------
                                               Name:   Kaushik Patel
                                               Title:  Chief Financial Officer


Date:    August 3, 2005